                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          SCHEDULE TO/A (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                            LINDAL CEDAR HOMES, INC.
                       (Name of Subject Company (Issuer))

                                ROBERT W. LINDAL
                                SIR WALTER LINDAL
                                MARTIN J. LINDAL
                               DOUGLAS F. LINDAL
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    535130108
                      (CUSIP Number of Class of Securities)

                                  DENNIS GREGG
                             CHIEF FINANCIAL OFFICER
                4300 SOUTH 104TH PLACE SEATTLE, WASHINGTON 98178
                                 (206) 725-0900
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)


                                    COPY TO:
                                MICHAEL STANSBURY
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                                SEATTLE, WA 98101
                                 (206) 583-8888

                                JANUARY 16, 2001

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                AMOUNT OF FILING FEE
              $11,915,081                           $2,384

        * For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 2,142,031 shares of common stock, par value $0.01 per share (the "Shares"), of Lindal Cedar Homes, Inc. (the "Company"), at a price per share of $4.55. Such number of shares represents all the Shares outstanding as of October 1, 2000 (other than 1,994,591 shares beneficially held by Robert
W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas F. Lindal) plus 476,668 issuable upon the exercise of all options to purchase Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:  $2,384       Form or Registration No.:  SC
                                                  TO-I/A

            Filing Party:  Lindal Cedar Homes,    Date Filed:  December 20, 2000
            Inc.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]  third-party tender offer subject to Rule 14d-1.

        [X]  issuer tender-offer subject to Rule 13e-4.

        [X]  going private transaction subject to Rule 13e-3.

        [ ]  amendment to Schedule 13D under Rule 13d-2.



        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed December 20, 2000 (the "Schedule TO") relating to the offer by Lindal Cedar Homes, Inc., a Delaware Corporation, (the "Company"), Robert W. Lindal, Sir Walter Lindal, Martin J. Lindal and Douglas J. Lindal to purchase any and all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at a purchase price of $4.55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO, except as noted below.

ITEMS 1-9 AND 13

        Items 1 through 9 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hearby amended as follows:

        (1) The answer to the third Q&A on page 1 of the Summary Term Sheet has been revised so that the following sentence is inserted immediately after the last sentence in that answer:

        "Although Lindal Cedar Homes, Inc. and the members of the Lindal family intend to effect a second-step transaction following the completion of the offer in which the shareholders who do not tender in the offer receive the same price as contemplated in the offer, no merger agreement between the members of the Lindal family and Lindal Cedar Homes exists and the members of the Lindal family are not obligated to effect the second-step transaction and are not obligated to offer the same price as is contemplated in the offer."

        (2) The first sentence of the second paragraph of the first Q&A on page 3 of the Summary Term Sheet has been revised to read as follows:

        "The members of the Special Committee unanimously concluded that the offer is advisable and that the terms of the offer are fair to, and in the best interest of, our company and its shareholders that are unaffiliated with the members of the Lindal family."

        (3) The answer to the second Q&A on page 3 of the Summary Term Sheet has been revised to read as follows:

        "A: Yes. The Special Committee received a written opinion, dated December 13, 2000, from First Security Van Kasper, Inc. to the effect that, as of that date and based on and subject to the assumptions and limitations contained in the opinion, the price per share of $4.55 to be received in the offer was fair, from a financial point of view, to the holders of shares of our company's common stock that are unaffiliated with the members of the Lindal family."

        (4) The last sentence of the first paragraph on page 6 of the Offer to Purchase has been revised to read as follows:

        "Bonnie G. McLennaghan, the daughter of Sir Walter Lindal and the sister of the other Lindal Family Members, has advised the Company that she intends to tender the 395,668 fully diluted Shares that she beneficially owns (approximately 8.6% of the fully diluted Shares), other than Shares subject to options having exercise prices higher than the Purchase Price."

        (5) The fourth sentence of the fourth paragraph on page 6 of the Offer to Purchase has been revised to read as follows:

        "The Lindal Family Members, who beneficially own in the aggregate 1,994, 591 Shares (excluding options), or 2,134,992 shares (fully diluted), which is approximately 48.2% of the issued and outstanding shares, or 46.3% of the fully diluted shares, have advised the Company that they do not intend to tender any Shares owned by them pursuant to the Offer."

        (6) The following sentences have been added before the final sentence in sixth paragraph of page 9:

        "FSVK first contacted each potential buyer by telephone to discuss the acquisition opportunity and offer to furnish additional written and financial information. Of the initial group contacted, 17 parties requested the additional information and executed a confidentiality agreement. Except for discussions with the two prospective buyers described below, all parties contacted declined to go further in the process."

        (7) The following paragraph has been added following the first paragraph on page 11:

        "In deciding to proceed with the proposal of the Lindal Family Members on this basis, the Special Committee considered a number of factors. While the two indications of interest that the Special Committee reviewed contained price ranges at or slightly higher that the price proposed by the Lindal Family Members, they were early stage proposals, with significant due diligence requirements remaining. Neither party had yet conducted or asked to conduct additional due diligence during the period following their initial contacts in August and September. Both parties required control of the Company, which would involve sale of significant ownership interests by the Lindal Family Members at prices that they were unwilling to accept. One indication of interest was subject to bank financing. The Special Committee noted the willingness of the Lindal Family Members to raise the offering price of their proposal, to remove a financing condition, to proceed promptly with the offer and further noted their continuing reluctance to sell, as a group, at prices proposed in the indications of interest. In view of the additional time requirements and uncertainties relating to the indications of interest and the prospect of the Lindal Family Member offer could be available to the shareholders promptly, the Special Committee did not believe that pursuing the other proposals was likely to result in a substantially higher price or other material benefits to the shareholders. It was also concerned that the already extended process would be vulnerable to leaks and premature disclosure."

        (8) The sixth full paragraph on page 12 of the Offer to Purchase has been revised so that the following sentences are inserted at the end of that paragraph:

        "Although Lindal Cedar Homes, Inc. and the Lindal Family Members intend to effect a Second-Step Transaction following the completion of the Offer in which the shareholders who do not tender in the offer receive the same Purchase Price as contemplated in the Offer, no merger agreement between the Lindal Family Members and Lindal Cedar Homes, Inc. exists and the Lindal Family Members are not obligated to effect the Second-Step Transaction and are not obligated to offer a price that is the same as Purchase Price. The price offered in the Second-Step Transaction may be greater or lesser than the Purchase Price."

        (9) The second sentence of the last paragraph on page 14 has been amended to read as follows:

        "The Special Committee determined that the Offer is fair to, and in the best interests of, the Company's unaffiliated stockholders (those stockholders other than the Lindal Family Members and Bonnie G. McLennaghan, who is a member of the Lindal family but has advised the Company that she will tender all of her shares in the Offer)."

        (10) The second full paragraph on page 15 has been amended to read as follows:

        "In addition to the factors listed above, the Special Committee considered the fact that consummation of the Offer would eliminate the opportunity of the unaffiliated stockholders (as well as Bonnie G. McLennaghan, a member of the Lindal family who has advised the Company that she intends to tender all of her shares in the Offer) to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was ameliorated in part by the Purchase Price of $4.55 net per Share to be paid in the Offer. See "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

         (11) Subparagraphs (a), (c), (d), (e), (f), (h) and (k) on page 15 have been revised.

        Subparagraph (a) on page 15 has been amended to read as follows:

        "the historical market prices and trading activity of the Shares from 1998 through early December 2000, which reflected a low of $1.00 per share, a high of $3.875 per share and average quarterly prices that ranged from approximately $2.00 per share to $3.50 per share, although after June 1998 the average price has not exceeded $2.60 per share. During these periods average daily volumes ranged from approximately 1,600 shares to approximately 6,500 shares, although the fourth quarter of 1999 averaged approximately 10,000 shares. The Special Committee viewed these periods as relevant because they included the Company's recovery after substantial losses in 1997 and reflected the absence of any analyst reporting, which also ceased in 1997 and has not resumed. In all cases, the historical and current market prices were materially below the Purchase Price;"

        Subparagraph (c) on page 15 has been amended to read as follows:

        "the market price for the Shares a compared to the performance of the Company, which has not materially risen in the last two years although the Company has recovered from operating losses in 1997 and 1998;"

        Subparagraph (d) on page 15 has been amended to read as follows:

        "the small stockholder base of the Company, as indicated by its approximately 335 stockholders of record, which the Special Committee believes reflects a continuing lack of interest in the Company's stock;"

        Subparagraph (e) on page 15 has been amended to read as follows:

        "the fact that the Company could, with a small repurchase program, terminate the registration of the Shares under the Exchange Act without initiating the Offer, because of the number of current record holders of the Shares. The Special Committee believed that the Offer, including any and all shares, was a preferred alternative to a possible partial repurchase program that could be considered in the future and could adversely affect the information available to stockholders at that time;"

        Subparagraph (f) on page 15 has been amended to read as follows:

        "the nature of the Company's business and the industry in which the Company operates, including various uncertainties associated with current and potential future industry and market conditions, which the Special Committee believed would continue to have an adverse effect on the market price of the Shares;"

        Subparagraph (h) on page 15 has been amended to read as follows:

        "the fact that the Company has not paid a cash dividend in over 20 years to its stockholders, and the expectation that no such cash dividends are expected to be paid in the foreseeable future. Stockholders would therefore have to look entirely to the market price of the Shares for their investment return."

        Subparagraph (k) on page 15 of the Offer to Purchase has been revised so that the following sentence is inserted to the end of that factor:

        "In light of this stated intent, the Special Committee did not feel the need to require the Lindal Family Members to enter into a merger agreement with the Company. The Special Committee also noted that completion of an executed merger agreement could delay the time at which the Offer would be available to the stockholders."

(12) The following paragraphs have been added before the last full paragraph on page 15:

        "The Special Committee and the Lindal Family Members believe that the Purchase Price is fair even though the Lindal Family Members indicated that they would not sell their shares for a purchase price of less than $5.00 per share. It is the view of the Lindal Family Members that a purchase price of at least $5.00 per share would be necessary for the Lindal Family Members to consider selling their controlling interest in the Company. The Lindal Family Members and the Special Committee nevertheless felt that the Purchase Price was fair to the stockholders that are unaffiliated with members of the Lindal family and that did not have a controlling interest in the Company for the reasons set forth above and because of the inability of the Company to find a buyer for the Company which would offer a price of more than $5.00 per share and which would be capable of closing the acquisition in a reasonably prompt manner.

        The Special Committee considered various factors in determining the procedural fairness of the Offer. None of the members of the Special Committee were employees of the Company or had any such employment history. FSVK reported directly to the Special Committee in its activities soliciting offers to purchase the Company and in rendering its opinion as to the fairness of the Offer. FSVK, under the direction of the Special Committee, made an extensive search for potential buyers of the Company, which provided a market test for interest in an acquisition of the Company and possible valuations. In addition, after the initiation of the Offer, the Special Committee could still consider proposals superior to the Offer. Although the Offer is not being submitted to a vote of the shareholders and the Special Committee did not retain a specific representative to act on behalf of the unaffiliated shareholders in negotiations with the Lindal Family Members, it did not believe that these were necessary in view of the additional time that would be required, the experience of the members of the Special Committee and the effectiveness of the other procedures described above."

        (13)   The last full paragraph on page 15 has been revised as follows:

        "In addition to the factors listed above, the Special Committee considered the fact that consummation of the Offer would eliminate the opportunity of the stockholders other than the Lindal Family Members to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was ameliorated in part by the Purchase Price of $4.55 net per Share to be paid in the Offer and that the Lindal Family Members would bear the risk of any decrease in the value of the Company. The Special Committee also considered the fact that the Company had received indications of interest from third parties which contained price ranges at or slightly higher than the price proposed by the Lindal Family Members. The Special Committee decided to reject these proposals in favor of the offer by the Lindal Family Members for reasons described elsewhere in this Offer to Purchase. See "Special Factors--Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

        (14) The last paragraph on page 15 has been revised to read as follows:

        "In connection with its deliberations, the Special Committee noted that the book value of $4.71 per share on October 1, 2000 exceeded the Purchase Price of $4.55 per share by $0.16 per share, or approximately 3.5% of the Purchase Price. $4.71 per share is a book value based upon basic shares outstanding, i.e., it equals book value as of October 1, 2000 of $19,483,092 divided by 4,136,622 basic shares. The offer to purchase is based upon fully diluted shares outstanding. Fully diluted shares outstanding are 4,4446,348. However, in FSVK's fairness opinion, when fully diluted book value was discussed, "adjusted book value" of $20,441,130 was used, which is equal to the book value of $19,483,092 + option proceeds of $958,038. Using this adjusted book value and the fully diluted shares, $4.60 was the fully diluted adjusted book value in FSVK's opinion. In view of the other factors discussed above and the opinion of FSVK, the Special Committee did not believe that this variance was material. In addition the Special Committee considered the Company's liquidation value. Based on appraisals and other estimates prepared by the Company, the Special Committee concluded that the liquidation value of the company would be approximately $3.49 per basic share or $3.46 per fully diluted share, both of which are less than the Purchase Price. The Special Committee also considered the Company's going concern value and determined that the Purchase Price was fair to the stockholders unaffiliated with the Lindal Family Members based upon the analysis of comparable public companies by FSVK."

        (15) On page 18, the table entitled " Public Comparable Company Analysis" has been revised as follows:

                                                                         Equity Value              Fully Diluted
Public Comparable Company Analysis                                        (millions)                  Per Share
                                                                         ------------              -------------
Manufactured Housing EV/Revenue Multiple                                   $17.14                     $3.86
Manufactured Housing EV/EBITDA Multiple                                    $20.33                     $4.57
Manufactured Housing EV/Operating Income Multiple                          $19.48                     $4.38
Manufactured Housing P/E Ratio                                             $17.25                     $3.88
Manufactured Housing Market Cap/Tangible Equity                            $11.12                     $2.50

Site Builder EV/Revenue Multiple                                           $31.43                     $7.07
Site Builder EV/EBITDA Multiple                                            $27.47                     $6.18
Site Builder EV/Operating Income Multiple                                  $20.60                     $4.63
Site Builder P/E Ratio                                                     $11.00                     $2.47
Site Builder Market Cap/Tangible Equity                                    $26.13                     $5.88

NOTE: EV (Enterprise Value) defined as Market Cap plus cash minus debt.

        (16) On page 19, the table reflecting implied price ranges has been revised as follows:

                                                                         Equity Value              Fully Diluted
                                                                          (millions)                  Per Share
                                                                         ------------              -------------
Equity Value/Revenue Multiple                                              $13.86                     $3.12
Equity Value/EBITDA Multiple                                               $17.40                     $3.91
Equity Value/Net Income Multiple                                           $12.91                     $2.90

        (17) The fourth full paragraph on page 19 is revised to insert after the 7th sentence of that paragraph:

        "To determine the discount rate, FSVK first computed the Company's Weighted Average Cost of Capital ("WACC"). FSVK used a market risk premium of 8% and a Microcap Premium of 2.6% (Ibbotson's Stocks, Bonds, and Inflation: 1999 Yearbook). To compute Lindal's beta, FSVK used the average beta of the public comparable companies as computed by Bloomberg of 0.57. We used the 30-year US Treasury bond rate of 5.7% as the risk-free rate. These factors resulted in a WACC of 11.95%. The Ibbotson Microcap Premium incorporates the additional risks of small cap companies with market caps below $252 million. However, an additional premium was added to reflect the true cost of capital for Lindal, as its market cap was only $10.3 million. FSVK estimates this company specific premium to be between 5% and 10%, thereby resulting in a WACC of between 17% and 22%. Financial buyers, however, typically use a 25% to 35% discount rate when analyzing small non-technology companies."

        (18) On page 20, the following table has been added following the table entitled "Discounted Cash Flow Summary," which begins on page 19:

DCF WITH EBITDA MULTIPLE TERMINAL VALUE
FULLY DILUTED PER SHARE

                  15%                   20%               25%                30%               35%
                -----                 -----             -----              -----             -----
5.0             $6.15                 $5.52             $5.01              $4.59             $4.23
5.5             $6.45                 $5.78             $5.23              $4.77             $4.39
6.0             $6.75                 $6.03             $5.44              $4.96             $4.55
6.5             $7.05                 $6.29             $5.66              $5.14             $4.71


DCF WITH PRICE EARNINGS RATIO TERMINAL VALUE
FULLY DILUTED PER SHARE

                  15%                   20%               25%                30%               35%
                -----                 -----             -----              -----             -----
7.0             $5.77                 $5.21             $4.74              $4.36             $4.03
8.0             $6.15                 $5.53             $5.02              $4.59             $4.23
9.0             $6.53                 $5.85             $5.29              $4.82             $4.43
10.0            $6.91                 $6.17             $5.56              $5.05             $4.63


DCF WITH PERPETUITY OF FREE CASH FLOW TERMINAL VALUE
FULLY DILUTED PER SHARE

                  15%                   20%               25%                30%               35%
                -----                 -----             -----              -----             -----
                $4.94                 $4.12             $3.63              $3.29             $3.05

        (19) The last paragraph on page 20 (which ends on page 21) of the Offer to Purchase has been revised to insert the following sentence as the last sentence of that paragraph:

        "FSVK has consented to the Company's disclosure of its opinion in this Offer to Purchase."

        (20) The last paragraph on page 26 of the Offer to Purchase has been revised to read as follows:

        "Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date the Company will accept for payment and pay a Purchase Price of $4.55 per Share for any and all Shares properly tendered, and not properly withdrawn. The Company expressly reserves the right to extend the Expiration Date pending receipt of any regulatory approvals specified in "The Tender Offer -- Certain Legal Matters and Regulatory Approvals" or withdraw or extend the Offer in order to comply in whole or in part with any other applicable law."

        (21) The first paragraph in Section 11 on page 44 of the Offer to Purchase has been revised to read as follows:

        "Notwithstanding any other provision of the Offer, the Company shall have the right to amend the Offer or terminate the Offer and not accept for payment or pay for any Shares tendered pursuant to the Offer, if prior to the acceptance for payment of Shares, any of the following conditions exist: "

        (22) The first paragraph on page 46 of the Offer to Purchase has been revised to read as follows:

        "The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time prior to the Expiration Date in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date."

        (23) Condition (g) on page 45 of the Offer to Purchase has been deleted.

ITEM 10.  FINANCIAL INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of December 31, 1998 and December 31, 1999, are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the nine month periods ended October 3, 1999 and October 1, 2000, are included in the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2000, which is incorporated herein by reference.

ITEM 11.       ADDITIONAL INFORMATION

On December 13, 2000, First Security Van Kasper, Inc. ("FSVK") made a presentation to the Board of Directors of the Company, regarding its opinion on the fairness of the Offer. The presentation is attached hereto as exhibit
(c)(2). A revised opinion from FSVK is attached hereto as exhibit (c)(1).

ITEM 12. EXHIBITS.

(a)(1)*        Offer to Purchase.

(a)(2)*        Letter of Transmittal.

(a)(3)*        Notice of Guaranteed Delivery.

(a)(4)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

(a)(5)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*        Letter to Shareholders from the Company.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Text of Press Release dated December 14, 2000 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO-C filed on December 14, 2000).

(a)(9)* Memo on tender offer to independent dealers of the Company's homes (incorporated by reference to the Company's Memo on tender offer to independent dealers of the Company's homes on Schedule TO-C filed on December 15, 2000).

(a)(10)* Memo on tender offer to employees of the Company (incorporated by reference to the Company's Memo on tender offer to employees of the Company on Schedule TO-C filed on December 15, 2000).

(a)(11)* Letter to holders of employee stock options regarding option cash out (incorporated by reference to the Letter to holders of employee stock options regarding option cash out on Schedule TO/A filed on January 5, 2001).

(a)(12)* Memo to holders of employee stock options describing option cash out (incorporated by reference to the Memo to holders of employee stock options describing option cash out on Schedule TO/A filed on January 5, 2001).

(b)(1)* Business Loan Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(2)* Promissory Note dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(3)* Commercial Security Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(4)* Promissory Note dated December 11, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(5)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(6)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(7)* Irrevocable Letter of Credit dated December 12, 2000 by KeyBank National Association in favor of U.S. Bank Trust National Association.

(b)(8)* Indemnity Agreement dated December 1, 2000 by Lindal Cedar Homes, Inc. to and for the benefit of KeyBank National Association.

(b)(9)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company.

(b)(10)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company of Skagit County.

(b)(11)* Reimbursement Agreement dated December 1, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(c)(1)         Opinion of First Security Van Kasper On Fairness dated December
               13, 2000.

(c)(2) Presentation by First Security Van Kasper to the Board of Directors On Fairness dated December 13, 2000.

(d)* Voting Agreement dated September 15, 2000 between Lindal Family Members and Lindal, Inc.

(f)*           Section 262 of the Delaware General Corporation Law (Included as
               Schedule II to the Offer to Purchase filed herewith as Exhibit
               (a)(1)).

(g)            None.

(h)            None.

* Previously filed by the Company on Schedule TO-I/A, dated December 20, 2000 (unless otherwise indicated).

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 2001

                                       LINDAL CEDAR HOMES, INC.



                                       by                   /s/ Robert W. Lindal
                                          --------------------------------------
                                       -----------------------------------------
                                       Name:                    Robert W. Lindal
                                       Title:            Chief Executive Officer



                                       by                   /s/ Robert W. Lindal
                                          --------------------------------------
                                       -----------------------------------------
                                       Name:                    Robert W. Lindal



                                       by                  /s/ Sir Walter Lindal
                                          --------------------------------------
                                       -----------------------------------------
                                       Name:                   Sir Walter Lindal



                                       by                   /s/ Martin J. Lindal
                                          --------------------------------------
                                       -----------------------------------------
                                       Name:                    Martin J. Lindal



                                       by                  /s/ Douglas F. Lindal
                                          --------------------------------------
                                       -----------------------------------------
                                       Name:                   Douglas F. Lindal

                                  EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
------         ------------

ITEM 12. EXHIBITS.

(a)(1)*        Offer to Purchase.

(a)(2)*        Letter of Transmittal.

(a)(3)*        Notice of Guaranteed Delivery.

(a)(4)*        Letter to Brokers, Dealers, Banks, Trust Companies and Other
               Nominees.

(a)(5)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*        Letter to Shareholders from the Company.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Text of Press Release dated December 14, 2000 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on December 14, 2000).

(a)(9)* Memo on tender offer to independent dealers of the Company's homes (incorporated by reference to the Company's Memo on tender offer to independent dealers of the Company's homes on Schedule TO-C filed on December 15, 2000).

(a)(10)* Memo on tender offer to employees of the Company (incorporated by reference to the Company's Memo on tender offer to employees of the Company on Schedule TO-C filed on December 15, 2000).

(a)(11)* Letter to holders of employee stock options regarding option cash out (incorporated by reference to the Letter to holders of employee stock options regarding option cash out on Schedule TO/A filed on January 5, 2001).

(a)(12)* Memo to holders of employee stock options describing option cash out (incorporated by reference to the Memo to holders of employee stock options describing option cash out on Schedule TO/A filed on January 5, 2001).

(b)(1)* Business Loan Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(2)* Promissory Note dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(3)* Commercial Security Agreement dated December 12, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(4)* Promissory Note dated December 11, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(b)(5)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(6)* Deed of Trust dated December 11, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Company of Skagit County.

(b)(7)* Irrevocable Letter of Credit dated December 12, 2000 by KeyBank National Association in favor of U.S. Bank Trust National Association.

(b)(8)* Indemnity Agreement dated December 1, 2000 by Lindal Cedar Homes, Inc. to and for the benefit of KeyBank National Association.

(b)(9)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company.

(b)(10)* Deed of Trust, Assignment of Rents and Leases and Security Agreement dated December 1, 2000 among Lindal Cedar Homes, Inc., KeyBank National Association and First American Title Insurance Company of Skagit County.

(b)(11)* Reimbursement Agreement dated December 1, 2000 between Lindal Cedar Homes, Inc. and KeyBank National Association.

(c)(1)         Opinion of First Security Van Kasper On Fairness dated December
               13, 2000.

(c)(2) Presentation by First Security Van Kasper to the Board of Directors On Fairness dated December 13, 2000.

(d)* Voting Agreement dated September 15, 2000 between Lindal Family Members and Lindal, Inc.

(f)*           Section 262 of the Delaware General Corporation Law (Included as
               Schedule II to the Offer to Purchase filed herewith as Exhibit
               (a)(1)).

(g)            None.

(h)            None.

* Previously filed by the Company on Schedule TO-I/A, dated December 20, 2000 (unless otherwise indicated).